
Healthcare Technologies Ltd. (Israel) ("Healthcare")
100%
100%
80%
11.5%
Gamida-Gen Marketing (1979) Ltd. (Israel) ("Gamida-Gen Marketing")
Pronto Diagnostics Ltd. (Israel) ("Pronto") (formerly known as Savyon Diagnostics Ltd.)
Danyel Biotech Ltd. (Israel) ("Danyel")
Procognia Ltd. (UK) ("Procognia")
100%
50%
100%
Gamidor Diagnostics (1984) Ltd. (Israel) ("Gamidor Diagnostics")
Savyon Diagnostics Ltd. (Israel) ("Savyon 2003") (formerly known as Savyon Diagnostic Products (2003) Ltd.)
Procognia (Israel) Ltd. (Israel) ("Procognia (Israel)") (formerly known as Glycodata Ltd.)